Exhibit 99.1

April 12, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated April 11, 2022 informing that Wipro has signed a definitive agreement to acquire Convergence Acceleration Solutions, LLC, a U.S.-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on April 11, 2022.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary